

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 9, 2007

Via U.S. Mail

Mr. Ernesto Gardelliano
Executive Vice President of Finance
Vivo Participacoes S.A.
Av. Doutor Chucri Zaidan 860, 04583-110
San Paulo, SP
Brazil

      RE: **Vivo Participacoes S.A.**
           Form 20-F for the Year ended December 31, 2006
           Filed May 3, 2007
           File No. 333-09470

Dear Mr. Gardelliano:

      We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

           Sincerely,

           Larry Spirgel
           Assistant Director